July 6, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards and Tim Buchmiller

Re:	AlloVir, Inc.

Draft Registration Statement on Form S-1

Submitted June 3, 2020

CIK No. 0001754068

Dear Mr. Edwards and Mr. Buchmiller,

This letter is submitted on behalf of AlloVir, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 3, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated June 30, 2020 addressed to David Hallal (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 Submitted June 3, 2020

Overview, page 1

1.	We note you plan to initiate a total of six Phase 3 pivotal and Phase 2 proof-of-concept trials. Please specify the number of Phase 3 trials and the number of Phase 2 trials that you plan to initiate.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 1, 2, 84, 102 and 104 of the Registration Statement to specify that the Company plans to initiate three Phase 3 trials and three Phase 2 trials.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 6, 2020

2.

Please clarify in the summary that the PRIME and RMAT designations may not lead to a faster development process or regulatory review and does not increase the likelihood that a product candidate will receive approval.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 1 and 115 of the Registration Statement.

3.

Please remove all statements throughout your prospectus that present your conclusions regarding the safety or efficacy of your product candidates as these determinations are within the authority of the FDA and comparable regulatory bodies. We note, for example, on pages 1, 84, 102, 109 and 113, your statements regarding having seen “promising efficacy and safety data” in the patients you have treated, and your heading “Safety Results” on page 118.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 1, 84, 102, 109, 114 and 119 of the Registration Statement.

Our Strategy, page 4

4.	We note your disclosure that your allogeneic VST platform has been clinically validated. Please provide the basis for this statement.

Response: The Company respectfully advises the Staff that it has deleted this disclosure on pages 5 and 105 of the Registration Statement.

We are highly dependent on our key personnel and anticipate hiring new key personnel, page 58

5.	Please expand the disclosure in this risk factor to disclose, if true, that Messrs. Hallal and Sinha do not dedicate 100% of their time to your operations.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 58 and 59 of the Registration Statement.

Use of Proceeds, page 75

6.

Please revise your disclosure in this section to indicate how far you expect the proceeds from the offering will allow you to proceed in the separate clinical trials for your VST product candidates. Please specify which candidates will be advanced with the proceeds of the offering and which clinical trials will be funded. If the anticipated proceeds from your offering will not be sufficient to complete those trials, please disclose the amount and sources of other funds needed.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 75 of the Registration Statement to clarify which clinical trials the Company expects will be funded with the proceeds of this offering. The Company advises the Staff that it will supplementally provide the requested information once the estimated proceeds of the offering have been determined.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 6, 2020

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Components of Results of Operations Revenue, page 86

7.	Although we note you terminated the CPRIT grant, please clarify in an appropriate location if this terminated CPRIT’s right to receive a royalty in perpetuity that is disclosed on page F-24.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 86 and F-24 of the Registration Statement to clarify CPRIT’s right to receive a royalty.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation Expense, page 97

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Limitations of Current Therapies for Immunocompromised Patients, page 108

9.

We note the disclosure in this section that you infused 118 patients with third-party donor off-the-shelf VST therapies. We also note your disclosure that you have treated over 275 HSCT patients with either single or multi-virus targeted allogeneic VSTs. Please revise to explain the difference in the number of treated patients.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 110 of the Registration Statement.

Viralym-M Phase 2 Proof-of-concept CHARMS Clinical Results in Allo-HSCT Patients, page 115

10.	Please revise to indicate whether this trial was powered to assess statistical significance for the infections studied.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 117 of the Registration Statement.

Clinical and Virologic Response, page 118

11.

We note the disclosure that 54 patients had either a partial or complete response by 6 weeks post infusion. Please specify the number of patients that had a partial response and the number that had a complete response.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 118 and 119 of the Registration Statement.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 6, 2020

Safety Results, page 118

12.	We note the disclosure that none of the grade 5 SAEs were treatment related. Please clarify whether any of the grade 4 SAEs or the de novo GVHDs were deemed to be treatment related.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 119 of the Registration Statement.

Respiratory Virus Infections in HSCT Patients, page 131

13.	Please clarify whether the IND that you plan to submit for ALVR106 will cover all respiratory viral disease or if it will be limited to certain indications.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 133 of the Registration Statement.

License Agreement, page 140

14.	Please quantify the non-refundable annual license maintenance fee payable to the Baylor College of Medicine.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 143 of the Registration Statement.

Redeemable Preferred Stock Redemption Agreement, page 181

15.

Please file this agreement as an exhibit and briefly disclose the material “certain conditions” under which the earnout payments may be reduced. Please also disclose the obligation to make these payments in your prospectus summary.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 7 and 183 of the Registration Statement and will file the Redeemable Preferred Stock Redemption Agreement as an exhibit to the Registration Statement.

Policies for Approval of Related Party Transactions, page 183

16.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 186 of the Registration Statement.

Choice of Forum, page 190

17.

Please conform the language in this section to be consistent with the language in the risk factor on page 69 regarding the applicability of the exclusive forum provision to causes of action arising under the Securities Act or the Exchange Act and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 6, 2020

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 193 of the Registration Statement.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

18.

The Statement of Cash Flows shows a cash payment for “Redemption of Redeemable Preferred Stock” for $10 million in 2018. Please tell us what other account(s) was/were affected by this transaction. We do not see any a corresponding amount on the Consolidated Statements of Members’ Interest, Convertible Preferred Stock and Changes in Members’ and Stockholders’ Deficit.

Response: The Company respectively advises the Staff that on the date of the LLC Conversion, the Company issued a total of 26.7 million shares of Series A preferred stock (“Series A1”) to the Original LLC Members. Of this amount, 6.7 million of the Series A were issued pursuant to a Redeemable Preferred Stock Agreement (“Redemption Agreement”). The terms of the Redemption Agreement required the Company to simultaneously issue and then immediately redeem the 6.7 million shares of Series A1 (the “Redeemable Preferred Stock”) from the Original LLC Members for $10 million in cash, plus the right to a future earnout payment. As such, the Redeemable Preferred Stock met the definition of a mandatorily redeemable financial instrument (as described in ASC 480-10). Specifically, the Redeemable Preferred Stock met the definition of a mandatorily redeemable financial instrument for the following reasons: (i) the Redeemable Preferred Stock was issued in the form of shares (Series A1) and (ii) the Redeemable Preferred Stock embodied an unconditional obligation requiring the Company to redeem the Redeemable Preferred Stock by transferring its assets (i.e., $10 million in cash) at a specified or determinable date (i.e., immediate redemption upon the issuance date of September 17, 2018, pursuant to the Redemption Agreement). In addition, the earnout payment does not impact (ii) as it represents a contingent payment that the Company concluded had de minimis value at the date of the Redemption Agreement. Further, because this redemption is unrelated to the liquidation or termination of the Company, the exemption in paragraph ASC 480-10-25-4 is not relevant. Therefore, based on the guidance above, the Company concluded the Redeemable Preferred Stock met the definition of a mandatorily redeemable financial instrument and was required to be classified as a liability.

Upon redemption of the Redeemable Preferred Stock, there was no difference between the carrying amount of the Redeemable Preferred Stock and the cash consideration delivered to the Original Members (i.e., both amounts were $10 million) as the carrying amount of the Redeemable Preferred Stock equaled its fair value and the earnout payment had de minimis value at the date of the Redemption Agreement. Because of the simultaneous issuance and redemption of the Redeemable Preferred Stock, the amount does not appear on the balance sheet as of December 31, 2018. Upon redemption of the Redeemable Preferred Stock, the Company derecognized the liability from its books and decreased its cash by the amount of the $10 million payment, which was shown as a financing outflow of cash within the statement of cash flows.

The Company also reflected the issuance of the 6.7 million shares of Series A1 associated with the Redeemable Preferred Stock in the Issuance of Redeemable Preferred Stock, recognition of deemed dividend and repurchase of Class B membership interest upon LLC Conversion and the redemption of the 6.7 million shares of Series A1 associated with the Redeemable Preferred Stock in the Redemption of Redeemable Preferred Stock line items, respectively, on the Consolidated Statement of Members’ Interest, Convertible Preferred Stock and Changes in Members’ and Stockholders’ Deficit for the year ended December 31, 2018.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 6, 2020

The Company respectfully advises the Staff that it has revised its disclosure on page F-28 of this Registration Statement.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it has made available to the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and will continue to do so and further advises the Staff that it will collect copies of any such materials from potential investors.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle Lauzon, Esq.

Danielle Lauzon, Esq.

Cc:    David Hallal, AlloVir, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Justin L. McNamee, Esq., Latham & Watkins LLP